Kathleen A. McGah, Vice President and Counsel PHL Variable Insurance Company One American Row Hartford, CT 06102-5056

January 30, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	PHL Variable Insurance Company
Post-Effective Amendment No. 36 on Form N-4
File Nos. 033-87376 and 811-08914
Request for Withdrawal of Post-Effective Amendment Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, PHL Variable Insurance Company (the “Company”) hereby respectfully requests the withdrawal of the above-referenced Post-Effective Amendment No. 36, filed with the Securities and Exchange Commission on October 21, 2008.

The Post-Effective Amendment was filed in connection with an offering of an optional guaranteed minimum accumulation benefit. The Company has since determined not to undertake offering that particular benefit. No securities were sold in connection with Post-Effective Amendment No. 36.

We appreciate your assistance in this matter. If you have any questions regarding this matter, please contact the undersigned at (860) 403-6625.

Very truly yours,

/s/ Kathleen McGah

Kathleen McGah